UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           MEDICUS SYSTEMS CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   584970 10 7
                                 (CUSIP Number)

                                 J. Craig Walker
                               Bell, Boyd & Lloyd
                       70 West Madison Street, Suite 3300
                          Chicago, Illinois 60602-4207
                                 (312) 372-1121
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 19, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 584970 10 7

1 NAME OF REPORTING PERSON/S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: RICHARD C. JELINEK
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         a  ( )     b  ( )
3   SEC USE ONLY
4   SOURCE OF FUNDS:  00
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e):   ( )
6   CITIZENSHIP OR PLACE OF ORGANIZATION:  USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER:            1,337,900
8   SHARED VOTING POWER:                  0
9   SOLE DISPOSITIVE POWER:       1,337,900
10  SHARED DISPOSITIVE POWER:             0
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    1,337,900
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES:  ( )
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  19.5%
14  TYPE OF REPORTING PERSON:     IN




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     This  Amendment No. 3 relates to the  Statement on Schedule 13D  originally filed by Richard C. Jelinek on March 11, 1996, with respect to the Common Stock of Medicus Systems Corporation, as amended by Amendment No. 1 and Amendment No. 2 thereto (as amended, the "Statement"). Capitalized terms not otherwise defined in this Amendment shall have the meaning given to them in the Statement.

ITEM 4.  Purpose of Transaction

     The shares of Common Stock reported in this statement are held for investment purposes. The transactions contemplated by the Agreements, pursuant to which Mr. Jelinek agreed to sell to the Company 550,000 (approximately 8.6% of the outstanding) shares of Common Stock and all 500 shares of Voting
Preferred Stock of the Company and the Trust agreed to sell to the Company 450,000 (approximately 7.0% of the outstanding) shares of Common Stock of the Company, were consummated on March 19, 1997. In consideration for the sale of Common Stock and Voting Preferred Stock by Mr. Jelinek and the Trust to the Company, the Company paid to Mr. Jelinek and the Trust an aggregate of $4,500,000 in cash, $2,000,000 in 8% promissory notes maturing in two equal installments at the end of one year and two years from the date of issuance, and the Warrants to purchase from the Company 400,000 shares of Common Stock at a price of $8.00 per share, with the Company having the right to require payment at the time of exercise in either cash or shares of Common Stock valued at their then fair market value. The stockholders of the Company approved such transactions at the Company's annual meeting on March 19, 1997. In conjunction with the successful completion of these transactions, Mr. Jelinek resigned as Chairman of the Company. Mr. Jelinek remains a director of the Company. The Agreement contains a number of restrictions on the activities of Mr. Jelinek and the Trust with respect to the Company and the Common Stock. Mr. Jelinek and the Trust have agreed that they will not sell any shares of Common Stock held by them without the consent of the disinterested members of the Board for a period of five years, provided that such restrictions lapse as to 20% of such shares on each anniversary of the Agreements. Mr. Jelinek and the Trust have also agreed that they will not take certain other actions for a period of five years, including acquiring additional voting securities of the Company (other than upon exercise of a Warrant), engaging in a proxy contest, participating in a tender offer, becoming part of a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934, or otherwise attempting to influence or control the Company other than through the performance of Mr. Jelinek's duties as a director in the ordinary course. Depending on trading prices of the Common Stock and upon Mr. Jelinek's personal financial position and goals from time to time, Mr. Jelinek may, subject to any applicable statutory or other limitations, including those contained in the Agreements, purchase additional shares of Common Stock or dispose of shares of Common Stock in the open market, in privately negotiated transactions, or otherwise. Mr. Jelinek retains the right to evaluate his position in the future and change his intent with respect to any future actions. Other than as described above, Mr. Jelinek has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although he reserves the right to develop such plans).




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ITEM 5.  Interest in Securities of the Issuer

               (a) Mr. Jelinek is the beneficial owner of 937,900 shares of Common Stock (which amount includes 100,000 shares owned by Mr. Jelinek's wife), which is equal to approximately 13.6% of the issued and outstanding Common Stock. Mr. Jelinek and the Trust also hold the Warrants for the purchase, in the aggregate, of 400,000 shares of the Company's Common Stock at a price equal to $8.00 per share. Such Warrants will expire on March 19, 2002. The shares subject to the Warrants, if issued upon exercise thereof, would represent approximately 5.8% of the issued and outstanding Common Stock.

               (b) Mr. Jelinek has the sole power to vote and dispose of the shares of Common Stock beneficially owned by him (other than the shares owned by his wife), and would have the sole power to vote and dispose of any shares of Common Stock acquired upon exercise of the Warrants described above (except that the trustee of the Trust will have voting power with respect to any shares of Common Stock acquired upon exercise of the Warrant held by the Trustee).

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               Other than the Agreements and the Warrants described in Item 4, which descriptions are incorporated herein by reference, Mr. Jelinek does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  Material to Be Filed as Exhibits

Exhibit No.                        Description                           Page

  1                 Letter dated April 26, 1996 from Richard
                    C. Jelinek to Patrick C. Sommers                       *

  2                 Voting     Preferred     Stock    Option
                    Certificate                                            *

  3                 Stock  Purchase  and  Warrant  Agreement
                    dated  as of  January  2,  1997  between
                    Richard C.  Jelinek and Medicus  Systems
                    Corporation                                            *

  4                 Stock  Purchase  and  Warrant  Agreement
                    dated as of January 2, 1997  between the
                    Richard C. Jelinek Charitable  Remainder
                    Unitrust and Medicus Systems Corporation               *

  5                 Restated   Stock  Purchase  and  Warrant
                    Agreement  dated  as of March  14,  1997
                    between  Richard C.  Jelinek and Medicus
                    Systems Corporation

  6                 Restated   Stock  Purchase  and  Warrant
                    Agreement  dated  as of March  14,  1997
                    between   the    Richard   C.    Jelinek
                    Charitable Reminder Unitrust and Medicus
                    Systems Corporation

                    ---------------
                    *Previously filed

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March 28, 1997                                  /s/ Richard C. Jelinek
---------------------                                  ----------------------
                                                           Richard C. Jelinek
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